May 12, 2014

新大新
XINDAXIN

The Board of Directors
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
People's Republic of China

Ladies and Gentlemen:

Hunan Xindaxin Company Limited ("Xindaxin") is pleased to submit this preliminary non-binding proposal to acquire Origin Agritech Limited (the "Company," and such transaction the "Acquisition"), to be structured as a merger of the Company with one of Xindaxin's affiliated entities or subsidiaries or an acquisition subsidiary thereof. We believe that our proposal as outlined below will provide a very attractive alternative to the Company's shareholders. Our proposal represents a premium of 26.26% to the Company's closing price on May 9, 2014 and a premium of 40.45% over the trailing 12-month weighted average trading price of the Company's publicly traded ordinary shares.

In addition to the premium that our proposal would deliver to the Company's shareholders, we believe that our proposed Acquisition would provide a compelling strategic fit and synergies, position the Company for continued success and allow the Company to obtain a better financial performance. One of our affiliated entities, Yuan Longping Hi-Tech Agriculture Co., Ltd., is a well-known pioneer and leader in China in agricultural biotechnology and crop seeds. Upon the completion of the Acquisition, the variety pool and sales network offered by our affiliate would provide significant support to the Company's daily operations, while the Company's research and industrial advantages will benefit us. We believe that this Acquisition will not only advance our business objectives but also will strengthen our joint position in the Chinese agriculture industry.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as described in this letter.

1. Purchase Price. The consideration payable for each ordinary share of the Company will be US$2.50 in cash.

2. Transfer of Ownership of VIEs. Certain operating entities in China are not legally owned by the Company due to the industrial policies in China and are variable interest entities (VIEs) under contractual control. We expect that the Company will ensure that all of the individual shareholders on the registration records of VIEs will fully cooperate with the transfer of legal ownership of VIEs in connection with the Acquisition. We expect that such share transfer to occur simultaneously with the closing of the Acquisition.

3. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials. Our proposal is made prior to conducting customary due diligence for a transaction of this type. We reserve the right to adjust our proposal based on our due diligence result.

4. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements"), including (without limitation) a merger agreement and voting agreements, concurrently with our due diligence review. This proposal is subject to execution of Definitive Agreements. These agreements will provide for representations, warranties, covenants and conditions customary for transactions of this type and such other terms and conditions as the parties mutually agree after completion of due diligence.

5. No Financing Contingency. We intend to fund the purchase price with cash on hand and financing committed to us prior to execution of the Definitive Agreements.

6. Confidentiality. Other than the announcement of this letter, we are confident you will agree with us that we have a shared interest in proceeding in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Further Information about Xindaxin. Hunan Xindaxin Company Limited is a leading investment group in China, focusing its investments mainly on agricultural high technology and healthy food production companies.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment in respect of an Acquisition will arise only upon execution of the Definitive Agreements, and in such case will be on the terms provided in such documentation.

We are excited about the opportunity to pursue the proposed Acquisition and we strongly believe in the many opportunities available to the combined entity. We look forward to hearing from you regarding our proposal at your earlier convenience and

kindly request that you notify us by May 16, 2014 should you desire to engage in further discussions about our proposal. We would like to personally express our commitment to working together in bringing this Acquisition to a successful and timely conclusion.

Very truly yours,

HUNAN XINDAXIN COMPANY LIMITED

By: Yan Weibin
Name: Yan, Weibin_
Title: Executive Director and Vice Chairman of the Board

Acknowledged Receipt of This Letter
This 13th day of May, 2014.

ORIGIN AGRITECH LIMITED

By:
Name: GENGCHEN HAN
Title: Chairman of the Board